Born in 1987 in Bucaramanga, Colombia. Media Arts graduate from the Universidad Autónoma de Bucaramanga. Filmmaker specialized in fiction, documentary and mountain films.

His projects have been selected and awarded in some national and international film festivals, such as **Clermont-Ferrand International Short Film Festival**, **Palm Springs Shortfest, Sao Paulo International Short film Festival, Cinemajove, Bogoshorts and** Muestra de Nuevos Creadores del **Festival de Cine de Cartagena**.

Since 2012 served as an outstanding Director of Advertising at the production house **Akira Cine**, winning at the age of 27 the award for **Best Colombian Director** at the 2014 **Ojo de Iberoamerica Awards** in Buenos Aires, Argentina. He was also shortlisted at very important international advertising festivals such as Cannes Lions, El Sol and Clio Awards.

In 2012 started developing his film projects with **Contravía Films**, led by producer and director Oscar Ruiz Navia.

Since 2015 works as director at Los Notarios production Company, where he shot his short film "**La Muerte y El Cabro**", a coproduction between Contravía Films and Los Notarios. This project was selected for the **Asiana International Short Film Festival 2017 international competition**, and CinemaJove – Festival de Cine de Valencia. His next short film is "**La Virgen Negra**", winner of the Colombian Film Fund for Shortfilm production and the Colombian Academy award for Best Short Film. Selected for the **International Competition** at **Clermont-Ferrand International Short Film Festival 2018. It recieved the Best Short film Award and a Special Jury mention at the Colombian Film Festival New York 2019.** This film has also been selected in several film festivals such as **Festival Internacional de Nuevo Cine Latinoamericano de La Habana, Festival Internacional de Cine de Huesca, Kaohsiung Film Festival, Festival Internacional de Cine de Guadalajara, BioBiocine, Filmfest Eberswalde, Panorama du Cinema Colombien de Paris, Festival International du film de Montagne Autrans, Martovski Film Festival in Belgrade, and Bogoshorts 2018.**

His short film "**Spacewalkers**" shot in the Peruvian Amazon region under Werner Herzog´s mentorship won the **ADB Award at the Sao Paulo International Short Film Festival 2019**, and has also been selected at PUCP Festival Internacional de Cine de Lima, DOC Buenos Aires and Bogoshorts 2018.

His incoming short film "**La Cueva**" is on development stage and expected to be shot in 2020 at the limestone knot of Santander, a huge rock formation full of caves, covered by the jungle in the heart of Colombia, there, we will see the story of a man that escapes into a cave after commiting a crime. He is also post producing a new short film called "**Lotte**", shot at Berlin, Germany under pure guerrilla filmmaking style.

The most recent project he has got involved is "**Snake Oil Song**", a feature film to be shot in Colombia by director **Micah Van Hove** in which Caballero is **Co Producer.** It´s intended to be shot in mid 2020.